Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges, and the amount of fixed charge deficiency, for the five fiscal years ended March 31, 2012 and the nine months ended December 31, 2012, in accordance with U.S. GAAP.

	Fiscal year ended March 31					Nine months ended December 31, 2012
	2008	2009	2010	2011	2012
	(Millions of yen)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥(75,327)	¥(774,731)	¥92,323	¥81,653	¥79,242	¥57,481
Add: Fixed charges	806,465	351,884	205,929	254,794	315,901	199,781
Distributed income of equity investees	10,035	7,307	4,827	4,802	4,508	5,099

Earnings as defined	¥741,173	¥(415,540)	¥303,079	¥341,249	¥399,651	¥262,361

Fixed charges (1)	¥806,465	¥351,884	¥205,929	¥254,794	¥315,901	¥199,781
Ratio of earnings to fixed charges (2)	–	–	1.5	1.3	1.3	1.3

(1)	Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is not significant.
(2)	The earnings for the fiscal years ended March 31, 2008 and 2009 were insufficient to cover fixed charges. The coverage deficiencies for fixed charges for the fiscal years ended March 31, 2008 and 2009 were ¥65,292 million and ¥767,424 million, respectively.